UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 5)*


                                  SCHAWK, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      CLASS A COMMON STOCK, $.008 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  806373-10-6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             JOHN T. MCENROE, ESQ.
                    VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
               222 NORTH LASALLE STREET, CHICAGO, ILLINOIS 60601
                                 (312) 609-7885
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 MARCH 31, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 806373-10-6                  13D                    Page 2 of 13 Pages

________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     CLARENCE W. SCHAWK

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO  SEE ITEM 3 BELOW

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    381,968 (INCLUDING 261,111 SHARES SUBJECT TO OPTIONS
                    PRESENTLY EXERCISABLE OR EXERCISABLE WITHIN 60 DAYS)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,754,348
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    381,968 (INCLUDING 261,111 SHARES SUBJECT TO OPTIONS
                    PRESENTLY EXERCISABLE OR EXERCISABLE WITHIN 60 DAYS)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    6,886,348
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,486,093 (INCLUDING 261,111 SHARES SUBJECT TO OPTIONS PRESENTLY EXERCISABLE OR EXERCISABLE WITHIN 60 DAYS)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806373-10-6                  13D                    Page 3 of 13 Pages

________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     MARILYN SCHAWK

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO  SEE ITEM 3 BELOW

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    6,886,348
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          599,745 (INCLUDING 261,111 SHARES SUBJECT TO OPTIONS
                    PRESENTLY EXERCISABLE OR EXERCISABLE WITHIN 60 DAYS)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    1,536,348
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    7,486,093 (INCLUDING 261,111 SHARES SUBJECT TO OPTIONS PRESENTLY EXERCISABLE OR EXERCISABLE WITHIN 60 DAYS)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,486,093 (INCLUDING 261,111 SHARES SUBJECT TO OPTIONS PRESENTLY EXERCISABLE OR EXERCISABLE WITHIN 60 DAYS)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806373-10-6                  13D                    Page 4 of 13 Pages

________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     SCHAWK 2005 THREE YEAR GRAT

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO  SEE ITEM 3 BELOW

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    5,350,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    5,350,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,350,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806373-10-6                  13D                    Page 5 of 13 Pages

________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     A. ALEX SARKISIAN

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO  SEE ITEM 3 BELOW

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    3,525,264 (INCLUDING 342,372 SHARES SUBJECT TO OPTIONS
                    PRESENTLY EXERCISABLE OR EXERCISABLE WITHIN 60 DAYS)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    3,525,264 (INCLUDING 342,372 SHARES SUBJECT TO OPTIONS
                    PRESENTLY EXERCISABLE OR EXERCISABLE WITHIN 60 DAYS)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,525,264 (INCLUDING 342,372 SHARES SUBJECT TO OPTIONS PRESENTLY EXERCISABLE OR EXERCISABLE WITHIN 60 DAYS)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806373-10-6                  13D                    Page 6 of 13 Pages

________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     DAVID A. SCHAWK

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO  SEE ITEM 3 BELOW

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    2,199,840 (INCLUDING 810,086 SHARES SUBJECT TO OPTIONS
                    PRESENTLY EXERCISABLE OR EXERCISABLE WITHIN 60 DAYS)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    2,199,840 (INCLUDING 810,086 SHARES SUBJECT TO OPTIONS
                    PRESENTLY EXERCISABLE OR EXERCISABLE WITHIN 60 DAYS)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,199,840 (INCLUDING 810,086 SHARES SUBJECT TO OPTIONS PRESENTLY EXERCISABLE OR EXERCISABLE WITHIN 60 DAYS)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806373-10-6                  13D                    Page 7 of 13 Pages

________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     CATHY A. SCHAWK

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO  SEE ITEM 3 BELOW

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    1,928,466
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    1,928,466
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,928,466

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.6%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 806373-10-6                  13D                    Page 8 of 13 Pages

INTRODUCTION

         The purpose of this Amendment No. 5 is to reflect the changes in beneficial ownership as a result of the formation on March 31, 2005 of the Schawk 2005 Three Year GRAT (the "GRAT") by Clarence Schawk.

________________________________________________________________________________
Item 1.  Security and Issuer.

         This statement relates to shares of Class A Common Stock, par value $.008 per share, of Schawk, Inc. (the "Company"). The principal executive offices of the Company are located at Schawk, Inc., 1695 River Road, Des Plaines, Illinois 60018.

________________________________________________________________________________
Item 2.  Identity and Background.

         1.       (a)      Clarence W. Schawk

                  (b)      Business Address:
                           1695 River Road
                           Des Plaines, Illinois 60018

                  (c)      Principal Occupation:
                           Chairman of the Board of Directors
                           Schawk, Inc.
                           1695 River Road
                           Des Plaines, Illinois 60018

                  (d)      See Paragraph 7 below

                  (e)      See Paragraph 7 below

                  (f)      United States

         2.       (a)      Marilyn Schawk

                           Business Address:
                           1695 River Road
                           Des Plaines, Illinois 60018

                  (b) Principal Occupation: No present principal occupation or employment

                  (c)      See Paragraph 7 below

                  (d)      See Paragraph 7 below

                  (e)      United States

         3.       (a)      Schawk 2005 Three Year GRAT

                  (b)      Business Address:
                           1695 River Road
                           Des Plaines, Illinois  60018

                  (c)      Principal Occupation: n/a

                  (d)      See Paragraph 7 below

CUSIP No. 806373-10-6                  13D                    Page 9 of 13 Pages

                  (e)      See Paragraph 7 below

                  (f)      United States

         4.       (a)      A. Alex Sarkisian

                  (b)      Business Address:
                           1695 River Road
                           Des Plaines, Illinois  60018

                  (c)      Principal Occupation:
                           Executive Vice President and Chief Operating Officer Schawk, Inc.
                           1695 River Road
                           Des Plaines, Illinois  60018

                  (d)      See Paragraph 7 below

                  (e)      See Paragraph 7 below

                  (f)      United States

         5.       (a)      David A. Schawk

                  (b)      Business Address:
                           1695 River Road
                           Des Plaines, Illinois  60018

                  (c)      Principal Occupation:
                           Chief Executive Officer and President
                           Schawk, Inc.
                           1695 River Road
                           Des Plaines, Illinois  60018

                  (d)      See Paragraph 7 below

                  (e)      See Paragraph 7 below

                  (f)      United States

         6.       (a)      Cathy A. Schawk

                  (b)      Business Address:
                           1695 River Road
                           Des Plaines, Illinois  60018

                  (c)      Principal Occupation: Nursing

                  (d)      See Paragraph 7 below

                  (e)      See Paragraph 7 below

                  (f)      United States

CUSIP No. 806373-10-6                  13D                   Page 10 of 13 Pages

         7. During the last five years none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); nor have any of the Reporting Persons, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

         On March 31, 2005, the GRAT was formed, and Clarence Schawk contributed 5,350,000 shares of Schawk, Inc. Class A Common Stock to the GRAT, for which Marilyn Schawk serves as trustee and Clarence Schawk serves as advisor.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

         See Item 3 above.

         Except as set forth in this Item 4, or elsewhere in this Amendment No. 5, none of the Reporting Persons have any present plans or proposals that relate to or would involve: (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, except for purchases pursuant to the Company's dividend reinvestment plan, employee stock purchase plan or in the open market for a personal account; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company; (iii) a sale or transfer of a material amount of assets of the Company; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's certificate of incorporation, regulations or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

         The Reporting Persons reserve the right to determine in the future to change the purpose or purposes described above.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

         (a) The aggregate number and percentage of shares of Class A Common Stock of the Company beneficially owned by each of the Reporting Persons is set forth below:


                                                                                    PERCENT OF CLASS
                                                AMOUNT OF BENEFICIAL               OUTSTANDING AS OF
         NAME OF BENEFICIAL OWNER                   OWNERSHIP (1)                     MAY 18, 2005
---------------------------------------         --------------------               -----------------
Clarence W. Schawk.....................             7,486,093(1)                         29.1%
Marilyn Schawk.........................             7,486,093(2)                         29.1%
Schawk 2005 Three Year GRAT............             5,350,000(3)                         21.0%
A. Alex Sarkisian......................             3,525,264(4)(5)                      13.7%
David A. Schawk........................             2,199,840(6)                          8.4%
Cathy A. Schawk........................             1,928,466                             7.6%

CUSIP No. 806373-10-6                  13D                   Page 11 of 13 Pages

--------------
(1) Includes currently exercisable options to purchase 261,111 shares; 1,536,348 shares held directly by Mr. Schawk's wife, Marilyn Schawk; 217,777 shares held by The Clarence & Marilyn Schawk Family Foundation, with respect to which Mr. Schawk or his wife has voting and/or dispositive power; and 5,350,000 shares held by the Schawk 2005 Three Year GRAT, with respect to which Mr. Schawk's wife serves as trustee and has sole voting power and Mr. Schawk shares dispositive power. Does not include shares beneficially owned by Mr. Schawk's children, David Schawk, Cathy Ann Schawk, Judith Lynn Gallo and Lisa Beth Stearns, or held in family trusts for the benefit of certain of his grandchildren. Mr. Schawk does not share voting or dispositive power over shares of the Company held by or on behalf of his children or grandchildren.
(2) Includes 381,968 shares (including currently exercisable options to purchase 261,111 shares) held directly by her husband, Clarence Schawk; 217,777 shares held by The Clarence & Marilyn Schawk Family Foundation, with respect to which Mrs. Schawk or her husband has voting and/or dispositive power; and 5,350,000 shares held by the Schawk 2005 Three Year GRAT, with respect to which Mrs. Schawk serves as trustee and has sole voting power and Clarence Schawk shares dispositive power. Does not include shares beneficially owned by Mrs. Schawk's children, David Schawk, Cathy Ann Schawk, Judith Lynn Gallo and Lisa Beth Stearns, or held in family trusts for the benefit of certain of her grandchildren. Mrs. Schawk does not share voting or dispositive power over shares of the Company held by or on behalf of her children or grandchildren.
(3) Shares included in beneficial ownership of both Clarence Schawk and Marilyn Schawk.
(4)      Includes currently exercisable options to purchase 342,372 shares.
(5) Includes 3,149,990 shares held by various Schawk Family trusts for the benefit of certain of Clarence Schawk's grandchildren, for which Mr. Sarkisian serves as the trustee, or custodian, with voting power over the shares.
(6) Includes currently exercisable options to purchase 810,086 shares; 1,361,934 shares held in the David A. Schawk 1998 Trust for which David Schawk serves as trustee with voting and dispositive power over the shares; and 21,000 shares held in the David and Teryl Schawk Family Foundation. Does not include shares beneficially owned by David Schawk's father, Clarence Schawk, David Schawk's mother, Marilyn Schawk, or shares beneficially owned by or held in family trusts for the benefit of David Schawk's sisters, Cathy Ann Schawk, Judith Lynn Gallo and Lisa Beth Stearns, and certain of Clarence Schawk's grandchildren.

         (b) Each of the Reporting Persons has the sole power to vote and to dispose of the shares referred to in Item 5(a), unless otherwise indicated above.

         (c) To the best knowledge of the Reporting Persons, except as reported herein, there has been no transaction in the Class A Common Stock of the Company effected during the past sixty (60) days by the persons named in response to
Item 5(a), except for de minimis purchases or sales, if any, made by Clarence Schawk, David Schawk and A. Alex Sarkisian pursuant to the Company's employee stock purchase plan and de minimis sales made by David Schawk pursuant to an established trading plan.

         (d) To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referred in
Item 5(a).


________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as otherwise disclosed, there are no contracts, arrangements, understandings or relationships with respect to securities of the Company.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

         (a) Agreement Regarding Joint Filing.

________________________________________________________________________________

CUSIP No. 806373-10-6                  13D                   Page 12 of 13 Pages

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    May 18, 2005                   /s/ Clarence W. Schawk
                                        ----------------------------------------
                                            Clarence W. Schawk

Date:    May 18, 2005                   /s/ Marilyn Schawk
                                        ----------------------------------------
                                            Marilyn Schawk

Date:    May 18, 2005                   /s/ A. Alex Sarkisian
                                        ----------------------------------------
                                            A. Alex Sarkisian

Date:    May 18, 2005                   SCHAWK 2005 THREE YEAR GRAT

                                        By: /s/ Marilyn Schawk
                                           -------------------------------------
                                                Marilyn Schawk
                                                Trustee

Date:    May 18, 2005                   /s/ David A. Schawk
                                        ----------------------------------------
                                            David A. Schawk

Date:    May 18, 2005                   /s/ Cathy A. Schawk
                                        ----------------------------------------
                                            Cathy A. Schawk